UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number: 000-31190

CANPLATS RESOURCES CORPORATION

(Translation of registrant's name into English)

999 West Hastings Street, #1510

Vancouver, British Columbia

Canada V6C 2W2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F    [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements, July 31, 2009
99.2	Management Discussion & Analysis for the Twelve Months ended July 31, 2009
99.3	Form 52-109F1 – Certification of Annual Filings – CEO dated November 27, 2009
99.4	Form 52-109F1 – Certification of Annual Filings – CFO dated November 27, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANPLATS RESOURCES CORPORATION
(Registrant)

Date: November 30, 2009	By:	/s/ R.E. Gordon Davis
R.E. Gordon Davis

	Title:	Chairman and CEO